SodaStream International Ltd.

Chief Financial Officer’s Commentary

Second Quarter of 2012

Beginning with the quarter ended March 31, 2012, the Company changed its reporting currency to the U.S. dollar (USD). Previously, the Company presented its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in Euro (EUR). In accordance with IFRS, the financial statements for comparative periods were translated into the new reporting currency using the EUR to USD exchange rate at January 1, 2012 of €1.00 = $1.2973.

Revenue, Net income and EPS for the comparable periods are also provided in this document, on a non-IFRS basis, in USD translated at the average exchange rate of the respective periods.

Revenue

Second quarter revenue increased 49.1% to $103.0 million from $69.1 million in the second quarter of 2011.

Western Europe revenue increased 25.0% to $54.0 million from $43.2 million (the shift to self-distribution in the Nordics contributed approximately $3.5 million); The Americas’ revenue increased 109.2% to $30.7 million from $14.7 million; Asia-Pacific revenue increased 233.9% to $9.9 million from $3.0 million; and CEMEA revenue increased 1.8% to $8.4 million from $8.2 million.

The Americas’ portion of our total revenue increased to 30% from 21% in the second quarter of 2011, following the significant U.S. revenue increase, Asia Pacific increased to 10% of total revenue from 4% in the comparable quarter due to Japan, South Korea and Australia’s revenue increase, and Western Europe and CEMEA combined decreased to 60% of total revenue from 75% in the comparable quarter despite the overall revenue increase in both regions.

Soda maker unit sales increased 20% to 764,000 from 634,000. Soda maker sales comparison was still impacted by the exceptional sales to the Czech distributer in the first half of 2011. Excluding the sales to the Czech Republic in the second quarter of 2011 and 2012, soda maker unit sales increased 35% year over year with increase in all regions. CO2 refill unit sales increased 25% to 4.2 million and flavor unit sales increased 19% to 7.2 million. Both CO2 refill and flavor sales unit increases reflect growth in all regions following the continued expansion of the SodaStream user base.

Gross Margin

Second quarter gross margin was 54.4% compared with 53.0% last year. This increase in gross margin resulted primarily from the increase in direct distribution that accounted for 75% of total revenue in the quarter vs. 58% in the second quarter of 2011, which is mainly due to the growing share of U.S. revenue and the shift to self-distribution in the Nordics.

Sales & Marketing

Sales and marketing expenses in the quarter were $37.1 million, or 36.0% of revenue, compared to $22.5 million, or 32.5% of revenue for the same quarter last year. This increase is primarily attributable to a higher advertising and promotion ("A&P") expense that accounted for approximately 18% of revenue compared to approximately 15% in the second quarter of 2011. This increase in A&P was in line with our plan to allocate about 50% to the U.S. in support of the growing retail presence, including the Wal-Mart launch. The remaining sales and marketing expenses were approximately 18% of revenue, similar to second quarter of 2011, but with higher share of self-distribution in the revenue mix (75% this quarter vs. 58% in Q2-2011, as mentioned). The higher efficiency of these sales and marketing activities is mainly a result of leveraging the existing infrastructure for higher revenue.

General & Administrative

General and administrative expenses for the second quarter were $9.2 million, or 9.0% of revenue, compared to $7.3 million, or 10.5% of revenue last year. This includes the additional expenses associated with the Nordics and CEM acquisitions. The second quarter of 2012 included approximately $1.4 million of share based compensation expense vs. $1.3 million in the second quarter of 2011.

Operating Income

Operating income increased to $9.7 million, or 9.5% of revenue as compared to $6.9 million, or 10.0% of revenue in the second quarter of 2011.

Tax Rate

The Effective tax rate for the second quarter of 2012 was 1.4% compared to 15.9% in the second quarter of 2011. The lower tax rate resulted from the geographical taxable income distribution, the utilization of taxable losses and progress in some of the group-companies discussions with tax authorities that enabled partial release of past-years’ tax provisions. The estimated effective tax rate for the full year 2012 is expected to be approximately 8%.

Net Income

Second quarter 2012 net income on an IFRS basis was $9.5 million, or $0.45 per diluted share based on 20.9 million weighted shares outstanding. This compares to net income of $6.6 million, or $0.32 per diluted share based on 20.8 million weighted shares outstanding for the second quarter of 2011.

Excluding the share based compensation expense, second quarter 2012 adjusted net income was $10.9 million, or $0.52 per diluted share, compared to adjusted net income of $7.9 million, or $0.38 per diluted share a year ago.

Foreign Currency Impact

Changes in foreign exchange rates did not materially impact second quarter of 2012 results of operations in comparison with the second quarter of 2011. This is primarily due to the fact that the average EUR / USD exchange rate in the second quarter 2012 was not materially different from the financial statements translation rate for the second quarter 2011 of 1.2973, and the offsetting impact of changes in other operating currencies such as the Israeli Shekel, Swiss Franc and Australian Dollar against the USD.

Balance Sheet

As of June 30, 2012, the Company had cash and cash equivalents and bank deposits of $56.6 million compared to $52.0 million at March 31, 2012 and $74.3 million at December 31, 2011. The increase compared to the first quarter’s end was mainly a result of cash flow from operations and the decrease compared to year-end 2011 was primarily attributable to the acquisition of the Nordics distribution activity, debt repayment and an increase in working capital. As of June 30, 2012, the Company had no outstanding loans and borrowings, compared to $3.2 million as of March 31, 2012 and $4.0 million as of December 31, 2011.

Working capital as of June 30, 2012 decreased by $6.8 million to $84.7 million from $91.5 million as of March 31, 2012 and increased by $6.4 million compared to $78.3 million as of December 31, 2011. Inventories at June 30, 2012 increased by $2.0 million to $92.9 million compared to $90.9 million as of March 31, 2012 and by $16.3 million vs. $76.6 million as of December 31, 2011. The increase in inventory during the first half 2012 was primarily due to the additional inventory from the acquisition of the Nordics distribution activity.

Revenue, Net income and EPS for the comparable periods in USD translated at the average exchange rate of the respective periods (non-IFRS basis)

	Q2 12	Q2 11	Q2 11 (non-IFRS)
		€1.00 = $1.2973	€1.00 = $1.4398
Revenue ('000)	$103,019	$69,104	$76,695
Net income ('000)	$9,450	$6,568	$7,289
Net income ('000) (non-IFRS)	$10,874	$7,889	$8,756
EPS diluted	$0.45	$0.32	$0.35
EPS diluted (non-IFRS)	$0.52	$0.38	$0.42

	H1 12	H1 11	H1 11 (non-IFRS)
		€1.00 = $1.2973	€1.00 = $1.4036
Revenue ('000)	$190,887	$127,610	$138,066
Net income ('000)	$19,561	$12,055	$13,043
Net income ('000) (non-IFRS)	$22,396	$14,747	$15,955
EPS diluted	$0.94	$0.60	$0.65
EPS diluted (non-IFRS)	$1.07	$0.73	$0.79